Clifford L. Neuman, P.C.

Attorney at Law

6800 N. 79TH STREET, SUITE # 200

NIWOT, CO 80503

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail: clneuman@neuman.com

November 25, 2020

VIA EDGAR

Erin Purnell, Staff Attorney

100 F. Street N.E.
Mail Stop 3561

Washington, D.C. 20549

Re:	Athena Silver Corporation
Amendment No. 1 to Information Statement on Schedule 14C
File No. 000-51808

Dear Ms. Purnell:

On behalf of Athena Silver Corporation (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Amendment No. 1 to Schedule 14C Information Statement.

To expedite your review, please accept the following in response to the comments of the Commission dated November 20, 2020:

Comment No. 1:

In response to your comment, we have added extensive disclosures regarding the nature and substance of the proposed transaction between the Company and Nubian Resources, Ltd. All changes have been clearly marked.

The information required under Item 11 has been provided.

The Company is of the view that Items 13 and 14 are not applicable because the proposed transaction does not involve the acquisition of a business within the meaning of Rule 11-01(d) of Regulation S-X. Specifically, the Excelsior Springs mining claims:

(1)	Have no revenue producing activity
(2)	Have no physical facilities
(3)	Have no employee base
(4)	Have no market distribution system
(5)	Have no sales force
(6)	Have no customer base
(7)	Have no production techniques
(8)	Have no trade names.

Thank you for your consideration.

Sincerely,

/s/ Clifford L. Neuman

Clifford L. Neuman